Zhong Sen International Tea Company
14th Floor Guo Fang Building
No.68 Wu Yi Road
Kunming City, Yunnan Province
P.R. China

April 14, 2011

Donna Di Silvio
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:          Zhong Sen International Tea Company
Form 10- K for Fiscal Year Ended May 31, 2010
Forms l0-Q for Fiscal Quarters Ended
August 31, 2010 and November 30, 2010
File No. 000-54163

Dear Ms. Di Silvio:

We are in receipt of your comment letter dated February 24, 2011 on March 29, 2011, regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Form 10-K for Fiscal Year Ended May 31. 2010

1.	Our records show your file number as 000-54163 rather than 000-1434601 that appears on the cover page. Please revise to include the correct file number.

Answer:
Upon your review of our following responses and rendering no further comments on the above filings, we will amend our Form 10K for the fiscal year ended May 31, 2010 and our Form 10Q for the quarterly period ended November 30, 2010 to correct the file number from 000-1434601 to 000-54163.

Item 8. Financial Statements and Supplemental Data

Note 1-Summary of Significant Accounting Policies and Organization. Page F-6

2.	Please tell us and revise to include your accounting policy for evaluating your intangible asset for impairment. Refer to FASB ASC 235-10-50.

Answer:
On a quarterly basis, management reviews its current and expected future cash flow derived from its intangible assets and determines if any impairment exists and if there is a need to record an impairment.  We will update our future filings to include our accounting policy for evaluating intangible assets for impairment.

3.
We note your principal offices are in China and your operations were derived from an agreement with a company located in China. Please advise us and revise your disclosure to indicate whether both your functional and reporting currency is US dollar and why.  Please also provide disclosure required of any foreign currency matters, as applicable.  Refer to FASB ASC 830.

Answer:
Both our functional and reporting currency is US Dollars.  The Company uses the US Dollar as this is the economic environment of its operations.  The Company maintains its bank account in US Dollars, pays invoices in US Dollars, and most agreements require the amounts to be settled in US Dollars.  We therefore feel that the US Dollar is our functional currency.  We will revise our disclosure in future filings to disclosure our functional currency as the US Dollar.

4.	Please revise to provide the segment enterprise-wide disclosure as required by FASB ASC 280-10-50- 41.

Answer:
We have disclosed in Note 1 to the financial statements that the Company operates in one segment and therefore segment information is not presented.  In addition, in Note 1, we have disclosed that 100% of the revenue is derived from a company located in China and 100% of the accounts receivable balances are from the same customer located in china.  We therefore feel we have disclosed all information required by ASC 280-10-50-41 in the notes to the financial statements. We will cross reference these disclosures in future filings.

5.
Please revise your disclosure to separately describe the type, nature and terms of the revenue-generating transactions with respect to each service; and, the specific revenue recognition policy including the manner in which you recognize revenue. Refer to F ASBASC 235-10-50 for additional guidance.

Answer:	We will revise this disclosure in future filings to include the following additional information:

The Company recognizes revenue from marketing arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”.  In all cases, revenue is recognized at the time the commissions or fees have been earned, which is upon the completion of the sale and when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Note 2 - Sales and Marketing Agreement With Related Party. page F-7

6.
We note the marketing agreement tiled as Exhibit 10.1 within Form 8-K dated August 29,2008 reflects your agreement with Yunnan Zhongsen Forest Co., Ltd. not Yunnan Zhongsen Group, Ltd. (''YZG'') as disclosed. Please explain to us and revise your disclosure to explain this discrepancy.

Answer:
On September 1, 2008, Yunnan Zhongsen Forest Co., Ltd. (a/k/a Yunnan Zhongsen Commercial Forest Plantation Group Inc.)  legally changed its name to Yunnan Zhongsen Group, Ltd.  As the Agreement was signed on August 29, 2008 and the 8K was filed on September 8, 2008, the 8K, and subsequent filings referred to YZG under its current legal name.

Upon your review of our following responses and render no further comments on the above filings, we will amend our form 10K accordingly and revise our disclosure in future filings to disclosure the above.

7.
Please explain to us and revise to clearly disclose how you determined the value of the transaction. We note your reference to the most recent cash offering price of your stock however it is not clear how the cash price relates to measurement based on either the cost to the acquiring entity or the fair value of the assets acquired, whichever is more clearly evident and more reliably measurable. Refer to FASB ASC 805-50-30-2.

Answer:
The Company determined the fair value of the equity exchanged was the more reliable measurement of the assets acquired.  ASC 805-50-25-1 requires the equity issued to be recognized on the date of the acquisition.  At the time the company entered into the marketing agreement, we had recently completed a private placement of stock for cash.  Based on the current cash offering price, it was determined that this was the fair value of the stock and this value was used to value the transaction.

8.
You disclose that you issued 49,900,000 shares of common stock in exchange for the sales and marketing agreement with YZG.  Please explain to us the relationship between YZG and the 4,200 shareholders to whom the stock was issued.

Answer:
On August 29, 2008, we entered a Sales and Marketing Agreement with YZG, under which we have obtained exclusive sales and marketing agent right from YZG. As the consideration of this Sales and Marketing Agreement, we issued 49,900,000 shares of common stock to 4,200 ZSG shareholders, who were, at the time, made up of shareholders, officers and directors, friends and family, and suppliers and customers of YZG.  Prior to the transaction, there were no common shareholders, officers, directors or other related parties or transactions between the Company and YZG. Under the Agreement, the issuance was made under the Regulation S exemption and all of the above shareholders are non-U.S. persons. The issuance did not engage in any directed selling efforts in the U.S.

9.
You disclose an impairment loss of $379,000 for the fiscal year ended May 31, 2009.Please revise to disclose the facts and circumstances leading to the impairment and the method used for determining fair value as required by FASB ASC 350-30-S0-3.

Answer:
Management determined upon review of current and expected future cashflow derived from the Sales and Marketing Agreement that the value of the Agreement had been impaired. We will revise the future filings to more clearly disclose the facts and circumstances leading to the impairment.

10.	Please revise to include the terms of the Sales and Marketing Agreement including, but not limited to, the length of time of the agreement, renewal options and your obligations under the agreement.

Answer:
In the above Sales and Marketing Agreement entered between the Company and YZG on August 29, 2008 (the “Agreement”), attached as EX-10.1 to the Form 8K dated August 29, 2008, the length of time of the agreement, renewal options and your obligations under the Agreement were agreed to as in the Article V:

“This Agreement shall be for a fifty year term, commencing on the Closing Date and ending on August 29, 2058 (the “Initial Term”). The Initial Term shall be automatically extended for additional terms of successive fifty year periods (the “Additional Term”) unless the Parties give written notice to the other of the termination of the Agreement hereunder at least 180 days prior to the expiration of the Initial Term or Additional Term. The Initial Term and any Additional Term shall be referred to herein as the “Agreement Term.”

In the Marketing and Commission Agreement dated August 29, 2008 between the Company and YZG (referred as the “FOREST”), attached as the Schedule A to the above Agreement (the “Schedule A”), the parties agreed in Article II “Duties and Obligations of Zhong Sen International Tea Co. (referred as the “ZSIT” in the Schedule A)” that:

A.	ZSIT shall provide sales, marketing and finance services to FOREST as the exclusive worldwide sales agent.
B.	ZSIT shall identify customers throughout the entire world for FOREST products and services.
C.
ZSIT shall, within such limitations relating to price, delivery and other key terms as FOREST may, from time to time specify in writing, and subject to acceptance by FOREST (by telex or otherwise), negotiate sales contracts as FOREST’s exclusive worldwide sales agent, inside and outside of China.”

We will revise the footnote in future filings to include the key terms of the agreement.

11.
Please tell us if you and YZG are under common ownership or management. If so, please further advise us of the ownership interests of YZG and also name its officers and directors. In this regard, you should expand your disclosure to explain more fully the nature of your relationship with YZG. Refer to FASB ASC 850-10-50.

Answer:
We are not under common ownership or management as YZG with the exception that our President and Chairman, Wang Li, currently serves as a director on the Board of Directors of YZG.  The following tables set forth the current Officers and Directors of ZSIT and the Officers, Directors and ownership interests of YZG.

Name	Director of ZSIT	ZSIT Officer/Title	Director of YZG	YZG Officer/Title	Ownership Interest in YZG
Li Wang	X	President/Secretary	X
Zhou Zhongping	X
Zou Jun	X
Pin Nie	X	CEO, COO
Binquan Zhang	X	CFO
Kaibiao Yin			X	President
DelinFeng			X	Executive VP
Ruigang Su			X	Administrative VP
FeiZou			X	VP of Sales
Baosheng Wang			X
Jinquan Ma			X
Fei Wang					40%
Xiaochuan Wang					30%
Jinfei Zhang					20%
Guisheng Wang					5%
Tenggao Liu					5%

Note 4. Consulting Agreements

12.	Tell us and disclose the nature of the monthly consulting and management services you received from EverAsia Consultant Co. Ltd.

Answer: EverAsia Consultant Co., Ltd provides consulting services as they pertain to complying with business practices in the US as they differ from Chinese business practices, advisory services with regard to business expansion, regulatory compliance, general bookkeeping services, registered agent services, mail, phone and office hosting.

Item 9A(T). Controls and Procedures

13.
It appears you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Answer:
We have considered our controls to address financial reporting risks across our locations where we have operations, and believe that we have implemented a system which mitigates the risks to our financial reporting.  All invoices, payables, receivables, and other accounting entries are collected from all locations on a weekly basis and are processed in one central location by the company.  They are then reviewed and approved by our officers and directors prior to and after their entry into our accounting software.  We maintain controls over our financial reporting insofar that only one set of corporate books and records are maintained by one bookkeeper, and those records are reviewed on a weekly basis by our CFO and at least one other officer or director.  We believe that by maintaining the various redundant reviews of our books and records, we have an adequate internal control function and we have mitigated any risks associated with financial reporting.

14.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Answer:
We maintain our books and records in accordance with US GAAP.  All invoices, payments, and accounting records are entered on a weekly basis using QuickBooks software.  All entries are reviewed both by Management and by our CFO on a weekly basis, and by our CFO Consulting Services firm on a quarterly basis.  We have a Chief Financial Officer who is an accountant, and we have engaged a CFO consulting services firm which has extensive experience with US GAAP and US public company accounting to review significant agreements and relevant accounting and reporting issues to ensure they are compliance with US GAAP and SEC reporting requirements.

15.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person. please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S.GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Answer:
The Company has engaged the services of an outside CFO Consulting firm in the US. The Principal is a former CPA with extensive experience preparing financial statements in accordance with US GAAP and in auditing public companies. In addition the Principal has served as a CFO and as a director on the Board of Directors of several public companies.

16.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial responding, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you;

•
and the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Answer:
The Company has engaged the services of Martin Scott CFO Consulting Services, Inc.  The Principal is a former CPA with extensive experience preparing financial statements in accordance with US GAAP and in auditing public companies. In addition the Principal has served as a CFO and as a director on the Board of Directors of several public companies. Fees billed by them for the year ended December 31, 2010 amounted to $3,555 which amount to 35.25 hours

17.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal controls over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Answer:	We do not retain such individuals. Please see response to #16 above.

18.	We note you do not have a separately created audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Answer:
While our Board of Directors does not have extensive knowledge of US GAAP, we have a Chief Financial Officer who is an accountant, and we have engaged a CFO consulting services firm which has extensive experience with US GAAP and US public company accounting.

We acknowledge that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wang Li
President